Exhibit 99.1

Trip.com Group Limited Reports Unaudited Fourth Quarter and Full Year of 2020 Financial Results

Shanghai, China, March 3, 2021—Trip.com Group Limited (Nasdaq: TCOM) (“Trip.com Group” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged-tour and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Key Highlights for the Fourth Quarter and Full Year of 2020

•	The Company’s China domestic business continues to show strong recovery momentum.

•	China domestic air ticketing business maintained positive year-over-year revenue growth in the fourth quarter of 2020.

•	China domestic hotel GMV maintained positive growth, with mid-to-high end domestic hotel reservations reaching double digit year-over-year growth in the fourth quarter of 2020.

•	The Company’s results for the fourth quarter of 2020 reflected negative impacts by the COVID-19 pandemic.

•

Net revenue for the fourth quarter of 2020 was RMB5.0 billion (US$761 million), representing a 40% decrease from the same period in 2019. The further narrowed decline reflects a continued recovery of China domestic business, offset by the decrease of international business.

•

Loss from operations for the fourth quarter of 2020 was RMB16 million (US$2 million). Excluding share-based compensation charges, non-GAAP income from operations was RMB495 million (US$77 million) in the fourth quarter of 2020, representing 10% of net revenue.

“2020 was a challenging year. However, it also made us fundamentally stronger than ever before” said James Liang, Executive Chairman. “During the past year, we continued to innovate our products, improve service offerings, and strengthen our collaborations with partners, which led to further market share gains across our product lines. In the near term, we will focus on the domestic market in terms of supply chain, product innovation, content capabilities, quality and technology; while at the same time, we remain ambitious with a global vision to drive our sustainable growth post pandemic.”

“We delivered another solid performance in the fourth quarter, despite facing industry fluctuations and weak winter seasonality” said Jane Sun, Chief Executive Officer. “We are glad to see that our domestic business continued to outpace the industry in the fourth quarter and entering into 2021. Thanks to our efficiency improvement and stringent cost control, we were able to achieve 2% non-GAAP operating profit margin for full year of 2020. The strong recovery of China domestic market demonstrates the resilience of the travel industry. We are well prepared to take on additional share when international travel opens up as well.”

Fourth Quarter and Full Year of 2020 Financial Results and Business Updates

The Company’s results for the fourth quarter of 2020 were negatively impacted by the COVID-19 pandemic. However, benefiting from the containment of pandemic in China, the Company’s domestic business has shown a strong recovery, which has contributed to substantially all of its total revenue.

For the fourth quarter of 2020, Trip.com Group reported net revenue of RMB5.0 billion (US$761 million), representing a 40% decrease from the same period in 2019. Net revenue for the fourth quarter of 2020 decreased by 9% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2020, net revenue was RMB18.3 billion (US$2.8 billion), representing a 49% decrease from 2019.

Accommodation reservation revenue for the fourth quarter of 2020 was RMB2.2 billion (US$344 million), representing a 24% decrease from the same period in 2019, and a 9% decrease from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2020, accommodation reservation revenue was RMB7.1 billion (US$1.1 billion), representing a 47% decrease from 2019. The accommodation reservation revenue accounted for 39% of the total revenue in 2020 and 38% of the total revenue in 2019.

Transportation ticketing revenue for the fourth quarter of 2020 was RMB1.7 billion (US$260 million), representing a 51% decrease from the same period in 2019. Transportation ticketing revenue decreased by 11% from the previous quarter, primarily due to seasonality.

For the full year ended December 31, 2020, transportation ticketing revenue was RMB7.1 billion (US$1.1 billion), representing a 49% decrease from 2019. The transportation ticketing revenue accounted for 39% of the total revenue in 2020 and 2019.

Packaged-tour revenue for the fourth quarter of 2020 was RMB262 million (US$40 million), representing a 67% decrease from the same period in 2019, and a 20% decrease from the previous quarter.

For the full year ended December 31, 2020, packaged-tour revenue was RMB1.2 billion (US$190 million), representing a 73% decrease from 2019. The packaged-tour revenue accounted for 7% of the total revenue in 2020 and 13% of the total revenue in 2019.

Corporate travel revenue for the fourth quarter of 2020 was RMB307 million (US$47 million), representing a 17% decrease from the same period in 2019. Corporate travel revenue for the fourth quarter of 2020 increased by 9% from the previous quarter.

For the full year ended December 31, 2020, corporate travel revenue was RMB877 million (US$135 million), representing a 30% decrease from 2019. The corporate travel revenue accounted for 5% of the total revenue in 2020 and 4% of the total revenue in 2019.

Gross margin was 82% for the fourth quarter of 2020, which increased from 79% for the same period in 2019 and 81% for the previous quarter.

For the full year ended December 31, 2020, gross margin was 78%, compared to 79% in 2019.

Product development expenses for the fourth quarter of 2020 decreased by 20% to RMB2.2 billion (US$331 million) from the same period in 2019 and increased by 8% from the previous quarter, primarily due to the fluctuations in expenses related to product development personnel. Product development expenses for the fourth quarter of 2020 accounted for 44% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses for the fourth quarter of 2020 accounted for 38% of the net revenue, which increased from 29% for the same period of 2019 and 32% for the previous quarter.

For the full year ended December 31, 2020, product development expenses decreased by 28% to RMB7.7 billion (US$1.2 billion) from 2019 and accounted for 42% of the net revenue. Excluding share-based compensation charges, non-GAAP product development expenses accounted for 37% of the net revenue, which increased from 27% in 2019.

Sales and marketing expenses for the fourth quarter of 2020 decreased by 50% to RMB1.2 billion (US$189 million) from the same period in 2019, primarily due to the decrease in expenses relating to sales and marketing promotion activities. Sales and marketing expenses increased by 9% from the previous quarter. Sales and marketing expenses for the fourth quarter of 2020 accounted for 25% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the fourth quarter of 2020 accounted for 24% of the net revenue, which decreased from 29% in the same period in 2019 and increased from 20% in the previous quarter.

For the full year ended December 31, 2020, sales and marketing expenses decreased by 53% to RMB4.4 billion (US$675 million) from 2019 and accounted for 24% of the net revenue. Excluding share-based compensation charges, non-GAAP sales and marketing expenses accounted for 23% of the net revenue, which decreased from 26% in 2019.

General and administrative expenses for the fourth quarter of 2020 decreased by 20% to RMB676 million (US$104 million) from the same period in 2019 and increased by 34% from the previous quarter, primarily due to the fluctuations in general and administrative personnel related expenses and the allowance for credit losses. General and administrative expenses for the fourth quarter of 2020 accounted for 14% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 9% of the net revenue, which increased from 8% for the same period in 2019 and 5% for the previous quarter.

For the full year ended December 31, 2020, general and administrative expenses increased by 11% to RMB3.6 billion (US$557 million) from 2019 and accounted for 20% of the net revenue. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 16% of the net revenue, which increased from 7% in 2019.

Loss from operations for the fourth quarter of 2020 was RMB16 million (US$2 million), compared to the income of RMB580 million in the same period in 2019 and RMB790 million in the previous quarter. Excluding share-based compensation charges, non-GAAP income from operations was RMB495 million (US$77 million), compared to RMB1.0 billion in the same period in 2019 and RMB1.3 billion in the previous quarter.

For the full year ended December 31, 2020, loss from operations was RMB1.4 billion (US$218 million), compared to income of RMB5.0 billion in 2019. Excluding share-based compensation charges, non-GAAP income from operations was RMB450 million (US$69 million), compared to RMB6.8 billion in 2019.

Operating margin was 0% for the fourth quarter of 2020, compared to 7% in the same period in 2019, and 14% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was 10%, compared to 12% in the same period in 2019 and 24% in the previous quarter.

For the full year ended December 31, 2020, operating margin was -8%, compared to 14% in 2019. Excluding share-based compensation charges, non-GAAP operating margin was 2%, compared to 19% in 2019.

Income tax expense for the fourth quarter of 2020 was RMB163 million (US$25 million), compared to RMB364 million in the same period of 2019 and RMB245 million in the previous quarter. The change in our effective tax rate was primarily due to change in the non-taxable income of the fair value changes in equity securities investments and exchangeable senior notes.

For the full year ended December 31, 2020, income tax expense was RMB355 million (US$54 million), compared to RMB1.7 billion in 2019.

Net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2020 was RMB1.0 billion (US$155 million), compared to net income attributable to Trip.com Group’s shareholders of RMB2.0 billion in the same period in 2019 and RMB1.6 billion in the previous quarter. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB1.1 billion (US$165 million), compared to RMB1.2 billion in the same period in 2019 and RMB1.4 billion in the previous quarter.

For the full year ended December 31, 2020, net loss attributable to Trip.com Group’s shareholders was RMB3.2 billion (US$497 million), compared to net income attributable to Trip.com Group’s shareholders of RMB7.0 billion in 2019. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP net loss attributable to Trip.com Group’s shareholders was RMB913 million (US$139 million), compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB6.5 billion in 2019.

Diluted earnings per ADS were RMB1.65 (US$0.25) for the fourth quarter of 2020. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted earnings per ADS were RMB1.75 (US$0.27) for the fourth quarter of 2020.

For the full year ended December 31, 2020, diluted losses per ADS were RMB5.40 (US$0.83). Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted losses per ADS were RMB1.52 (US$0.23).

As of December 31, 2020, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB59.6 billion (US$9.1 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 7:00PM U.S. Eastern Time on March 3, 2021 (or 8:00AM on March 4, 2021 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: https://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://s1.c-conf.com/diamondpass/10012794-k38dyw.html

Upon registration, each participant will receive details for this conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until March 11, 2021.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10012794

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Trip.com Group’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments and exchangeable senior notes, net of tax, recorded under ASU 2016-1. Trip.com Group’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM) is a leading one-stop travel service provider consisting of Trip.com, Ctrip, Skyscanner, and Qunar. Across its platforms, Trip.com Group enables local partners and travelers around the world to make informed and cost-effective bookings for travel products and services, through aggregation of comprehensive travel-related information and resources, and an advanced transaction platform consisting of mobile apps, Internet websites, and 24/7 customer service centers. Founded in 1999 and listed on Nasdaq in 2003, Trip.com Group has become one of the largest travel companies in the world in terms of gross merchandise value.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2019 RMB (million)	December 31, 2020 RMB (million)	December 31, 2020 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,747	19,415	2,975
Short-term investments	23,058	24,820	3,804
Accounts receivable, net	7,661	4,119	631
Prepayments and other current assets	15,489	9,657	1,480
Total current assets	67,955	58,011	8,890
Property, equipment and software	6,135	5,780	886
Intangible assets and land use rights	13,264	13,344	2,046
Right-of-use asset	1,207	987	151
Investments (Includes held to maturity time deposit and financial products of RMB15,056 million and RMB15,357 million as of December 31,2019 and 2020, respectively)	51,278	47,943	7,348
Goodwill	58,308	59,353	9,096
Other long-term assets	1,046	436	67
Deferred tax asset	976	1,395	214
Total assets	200,169	187,249	28,698
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	30,516	33,665	5,159
Accounts payable	12,294	4,506	691
Advances from customers	11,675	7,605	1,166
Other current liabilities	14,697	12,593	1,929
Total current liabilities	69,182	58,369	8,945
Deferred tax liability	3,592	3,574	548
Long-term debt	19,537	22,718	3,482
Long-term lease liability	749	618	95
Other long-term liabilities	264	403	62
Total liabilities	93,324	85,682	13,132
MEZZANINE EQUITY
Redeemable non-controlling interests	1,142	-	-
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	103,442	100,354	15,380
Non-controlling interests	2,261	1,213	186
Total shareholders’ equity	105,703	101,567	15,566
Total liabilities, mezzanine equity and shareholders’ equity	200,169	187,249	28,698

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	RMB (million)	RMB (million)	RMB (million)	USD (million)
Revenue:
Accommodation reservation	2,968	2,479	2,244	344
Transportation ticketing	3,470	1,904	1,699	260
Packaged-tour	800	326	262	40
Corporate travel	373	282	307	47
Others	732	473	454	70
Total revenue	8,343	5,464	4,966	761
Less: Sales tax and surcharges	(8)	(2)	(2)	(0)
Net revenue	8,335	5,462	4,964	761
Cost of revenue	(1,728)	(1,029)	(910)	(139)
Gross profit	6,607	4,433	4,054	622
Operating expenses:
Product development **	(2,694)	(2,008)	(2,162)	(331)
Sales and marketing **	(2,487)	(1,130)	(1,232)	(189)
General and administrative **	(846)	(505)	(676)	(104)
Total operating expenses	(6,027)	(3,643)	(4,070)	(624)
Income/(loss) from operations	580	790	(16)	(2)
Interest income	536	642	429	66
Interest expense	(387)	(430)	(377)	(58)
Other income *	1,775	1,019	769	118
Income before income tax expense and equity in income of affiliates	2,504	2,021	805	124
Income tax expense *	(364)	(245)	(163)	(25)
Equity in (loss)/income of affiliates	(147)	(195)	318	49
Net income	1,993	1,581	960	148
Net loss/(income) attributable to non-controlling interests	38	(3)	44	7
Accretion to redemption value of redeemable non-controlling interests	(23)	—	—	—
Net income attributable to Trip.com Group Limited	2,008	1,578	1,004	155
Comprehensive income attributable to Trip.com Group Limited	2,188	1,618	1,471	225
Earnings per ordinary share
- Basic	27.03	21.05	13.32	2.04
- Diluted	25.82	20.86	13.20	2.02
Earnings per ADS
- Basic	3.38	2.63	1.67	0.26
- Diluted	3.23	2.61	1.65	0.25
Weighted average ordinary shares outstanding
- Basic	74,261,842	75,084,894	75,371,104	75,371,104
- Diluted	80,426,008	77,482,061	76,141,989	76,141,989
- Diluted-non GAAP	77,664,621	75,656,223	76,141,989	76,141,989

** Share-based compensation included in Operating expenses above is as follows:
Product development	240	272	260	40
Sales and marketing	38	45	43	7
General and administrative	165	214	208	32
* Fair value changes of equity securities investments and exchangeable senior notes included in Net income is as follow:
Fair value income of equity securities investments and exchangeable senior notes, net of tax	(1,265)	(710)	(452)	(69)

The fair value income of RMB452 million in the quarter ended December 31, 2020 represents an equity securities investments fair value income of RMB543 million, net of tax of RMB-45 million, and the exchangeable senior notes fair value loss of RMB136 million.

Trip.com Group Limited

Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended December 31, 2020
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,162)	-44%	260	5%	(1,902)	-38%
Sales and marketing	(1,232)	-25%	43	1%	(1,189)	-24%
General and administrative	(676)	-14%	208	4%	(468)	-9%

Total operating expenses	(4,070)	-82%	511	10%	(3,559)	-72%
(Loss)/Income from operations	(16)	0%	511	10%	495	10%
Fair value changes of equity securities investments and exchangeable senior notes, net of tax benefit of RMB45 million	452	9%	(452)	-9%	—	—
Net income attributable to Trip.com Group’s shareholders	1,004	20%	59	1%	1,063	21%
Diluted earnings per ordinary share (RMB)	13.20		0.77		13.97
Diluted earnings per ADS (RMB)	1.65		0.10		1.75
Diluted earnings per ADS (USD)	0.25		0.02		0.27

	Quarter Ended September 30, 2020
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,008)	-37%	272	5%	(1,736)	-32%
Sales and marketing	(1,130)	-21%	45	1%	(1,085)	-20%
General and administrative	(505)	-9%	214	4%	(291)	-5%

Total operating expenses	(3,643)	-67%	531	10%	(3,112)	-57%
Income from operations	790	14%	531	10%	1,321	24%
Fair value changes of equity securities investments and exchangeable senior notes, net of tax expense of RMB75 million	710	13%	(710)	-13%	—	—
Net income attributable to Trip.com Group’s shareholders	1,578	29%	(179)	-3%	1,399	26%
Diluted earnings per ordinary share (RMB)	20.86		(2.30)		18.56
Diluted earnings per ADS (RMB)	2.61		(0.29)		2.32
Diluted earnings per ADS (USD)	0.38		(0.04)		0.34

	Quarter Ended December 31, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Share-based compensation included in Operating expense is as follows:
Product development	(2,694)	-32%	240	3%	(2,454)	-29%
Sales and marketing	(2,487)	-30%	38	0%	(2,449)	-29%
General and administrative	(846)	-10%	165	2%	(681)	-8%

Total operating expenses	(6,027)	-72%	443	5%	(5,584)	-67%
Income from operations	580	7%	443	5%	1,023	12%
Fair value changes of equity securities investments, net of tax expense of RMB62 million	1,265	15%	(1,265)	-15%	—	—
Net income attributable to Trip.com Group’s shareholders	2,008	24%	(822)	-10%	1,186	14%
Diluted earnings per ordinary share (RMB)	25.82		(10.31)		15.51
Diluted earnings per ADS (RMB)	3.23		(1.29)		1.94
Diluted earnings per ADS (USD)	0.46		(0.19)		0.28

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5250 on December 31, 2020 published by the Federal Reserve Board.

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Year Ended	Year Ended	Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB (million)	RMB (million)	USD (million)
Revenue:
Accommodation reservation	13,514	7,132	1,093
Transportation ticketing	13,952	7,146	1,095
Packaged-tour	4,534	1,241	190
Corporate travel	1,255	877	135
Others	2,461	1,931	296
Total revenue	35,716	18,327	2,809
Less: Sales tax and surcharges	(50)	(11)	(2)
Net revenue	35,666	18,316	2,807
Cost of revenue	(7,372)	(4,031)	(618)
Gross profit	28,294	14,285	2,189
Operating expenses:
Product development **	(10,670)	(7,667)	(1,175)
Sales and marketing **	(9,295)	(4,405)	(675)
General and administrative **	(3,289)	(3,636)	(557)
Total operating expenses	(23,254)	(15,708)	(2,407)
Income/(loss) from operations	5,040	(1,423)	(218)
Interest income	2,094	2,187	335
Interest expense	(1,677)	(1,716)	(263)
Other income/(expense) *	3,630	(273)	(42)
Income/(loss) before income tax expense and equity in income of affiliates	9,087	(1,225)	(188)
Income tax expense *	(1,742)	(355)	(54)
Equity in loss of affiliates	(347)	(1,689)	(259)
Net income/(loss)	6,998	(3,269)	(501)
Net loss attributable to non-controlling interests	57	62	10
Accretion to redemption value of redeemable non-controlling interests	(44)	(40)	(6)
Net income/(loss) attributable to Trip.com Group Limited	7,011	(3,247)	(497)
Comprehensive income/(loss) attributable to Trip.com Group Limited	6,988	(3,350)	(513)
Earnings/(losses) per ordinary share
- Basic	98.78	(43.21)	(6.62)
- Diluted	92.02	(43.21)	(6.62)
Earnings/(losses) per ADS
- Basic	12.35	(5.40)	(0.83)
- Diluted	11.50	(5.40)	(0.83)
Weighted average ordinary shares outstanding
- Basic	70,983,996	75,111,026	75,111,026
- Diluted	80,244,014	75,111,026	75,111,026
- Diluted-non GAAP	80,244,014	75,111,026	75,111,026

** Share-based compensation included in Operating expenses above is as follows:
Product development	919	964	148
Sales and marketing	144	159	24
General and administrative	651	750	115
* Fair value changes of equity securities investments and exchangeable senior notes included in Net income/(loss) is as follow:
Fair value (income)/loss of equity securities investments and exchangeable senior notes, net of tax	(2,198)	461	71

The fair value loss of RMB461 million by the year ended December 31, 2020 represents an equity securities investments fair value income of RMB407 million, net of tax of RMB-151 million, and the exchangeable senior notes fair value loss of RMB1.0 billion.

Trip.com Group Limited

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Year Ended December 31, 2020
	GAAP Result	% of Net Revenues	Non-GAAP Adjustment	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Product development	(7,667)	-42%	964	5%	(6,703)	-37%
Sales and marketing	(4,405)	-24%	159	1%	(4,246)	-23%
General and administrative	(3,636)	-20%	750	4%	(2,886)	-16%

Total operating expenses	(15,708)	-86%	1,873	10%	(13,835)	-76%
(Loss)/income from operations	(1,423)	-8%	1,873	10%	450	2%
Fair value changes of equity securities investments and exchangeable senior notes, net of tax benefit of RMB151 million	(461)	-3%	461	3%	—	—
Net loss attributable to Trip.com Group’s shareholders	(3,247)	-18%	2,334	13%	(913)	-5%
Diluted losses per ordinary share (RMB)	(43.21)		31.07		(12.14)
Diluted losses per ADS (RMB)	(5.40)		3.88		(1.52)
Diluted losses per ADS (USD)	(0.83)		0.59		(0.23)

	Year Ended December 31, 2019
	GAAP Result	% of Net Revenues	Non-GAAP Adjustment	% of Net Revenues	Non-GAAP Result	% of Net Revenues
Product development	(10,670)	-30%	919	3%	(9,751)	-27%
Sales and marketing	(9,295)	-26%	144	0%	(9,151)	-26%
General and administrative	(3,289)	-9%	651	2%	(2,638)	-7%

Total operating expenses	(23,254)	-65%	1,714	5%	(21,540)	-60%
Income from operations	5,040	14%	1,714	5%	6,754	19%
Fair value changes of equity securities investments, net of tax expense of RMB136 million	2,198	6%	(2,198)	-6%	—	—
Net income attributable to Trip.com Group’s shareholders	7,011	20%	(484)	-1%	6,527	18%
Diluted earnings per ordinary share (RMB)	92.02		(6.03)		85.99
Diluted earnings per ADS (RMB)	11.50		(0.75)		10.75
Diluted earnings per ADS (USD)	1.65		(0.11)		1.54

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5250 on December 31, 2020 published by the Federal Reserve Board.